UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AMPRIUS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

03214Q 108

(CUSIP Number)

October 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03214Q 108

(1)	NAMES OF REPORTING PERSONS Alan Salzman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 7,112,992 (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 7,112,992 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,112,992 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 3,810,151 shares of the Issuer’s common stock held by VantagePoint CleanTech Partners II, L.P. (“VP CleanTech II”), (ii) 100,000 shares of the Issuer’s common stock issuable upon the exercise of warrants to purchase shares of the Issuer’s common stock at an exercise price of $12.50 per share (“PIPE Warrants”) held by VP CleanTech II, (iii) 3,102,841 shares of the Issuer’s common stock held by VantagePoint Venture Partners 2006 (Q), L.P. (“VP 2006”) and (iv) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by VP 2006. The Reporting Person is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner of VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner of VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech II and, pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, may be deemed to beneficially own the shares held by VP 2006 and VP CleanTech II. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of the Issuer’s common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered hereby.

(2)	Based on 105,838,789 shares of common stock outstanding as of October 23, 2024, as stated by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.

Item 1.

(a)	Name of Issuer:

Amprius Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1180 Page Avenue

Fremont, California 94538

Item 2.

(a)	Name of Persons Filing:

Alan Salzman (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

1505 East Valley Road Suite E

Santa Barbara, CA 93108

(c)	Citizenship:

The Reporting Person is a citizen of Canada.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

03214Q 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 7,112,992 shares

Consists of (i) 3,810,151 shares of the Issuer’s common stock held by VP CleanTech II, (ii) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by VP CleanTech II, (iii) 3,102,841 shares of the Issuer’s common stock held by VP 2006 and (iv) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by VP 2006. The Reporting Person is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner of VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner of VantagePoint CleanTech Associates II, L.P., which is the general partner of VP CleanTech II and, pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, may be deemed to beneficially own the shares held by VP 2006and VP CleanTech II. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of the Issuer’s common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered hereby.

(b)	Percent of class: 6.7%

Based on 105,838,789 shares of common stock outstanding as of October 23, 2024, as stated by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0 shares

(ii)	Shared power to vote or to direct the vote 7,112,992 shares (see Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of 0 shares

(iv)	Shared power to dispose or to direct the disposition of 7,112,992 shares (see Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

/s/ Alan Salzman